                                                                    EXHIBIT 28.1
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-K

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

   For the fiscal year ended                        Commission file number
       December 31, 1994                                    1-10555

                     INFORMATION DISPLAY TECHNOLOGY, INC.
            (Exact name of registrant as specified in its charter)

            New York                                         13-3482597
 -------------------------------                         -------------------
 (State or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                          Identification No.)

    866 North Main Street Extension
      Wallingford, Connecticut                                   06492
 ----------------------------------------                      ----------
 (Address of principal executive offices)                      (Zip Code)

      Registrant's telephone number, including area code: (203) 949-4747

         Securities registered pursuant to Section 12(b) of the Act:

    Title of each class               Name of each exchange on which registered
    -------------------               -----------------------------------------
 Common Stock, par value                         American Stock Exchange
      $.001 per share

         Securities registered pursuant to Section 12(g) of the Act:

                                     None

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the
filing requirements for the past 90 days. Yes  X   No
                                             -----   ----
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

      The aggregate market value of the voting stock held by non-affiliates of the registrant as of March 20, 1995:

                                  $1,465,256

      The number of shares outstanding of the registrant's classes of common stock as of March 20, 1995:

                               13,317,165 shares

                     DOCUMENTS INCORPORATED BY REFERENCE

     The Registrant intends to file a definitive Proxy Statement (the "IDT Proxy Statement") pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 31, 1994. Certain information required in response to Items 10, 11, 12 and 13 of Part III of this Form 10-K is hereby incorporated by reference to the IDT Proxy Statement.

                              Page 1 of 39 Pages

                     INFORMATION DISPLAY TECHNOLOGY, INC.

                          ANNUAL REPORT ON FORM 10-K
                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                              TABLE OF CONTENTS

                                                                           Page
                                                                           ----
                                    PART I
Item 1. Business. . . . . . . . . .. . . . . . . . . . . . . . . . . . . .   1

Item 2. Properties. . . . . . . . .. . . . . . . . . . . . . . . . . . . .   8

Item 3. Legal Proceedings . . . . .. . . . . . . . . . . . . . . . . . . .   8

Item 4. Submission of Matters to a Vote of Security Holders  . . . . . . .   9

Optional Item. Executive Officers of the Registrant. . . . . . . . . . . .   9

                                    PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder
           Matters. . . . . . . . .. . . . . . . . . . . . . . . . . . . .  10

Item 6. Selected Financial Data. . . . . . . . . . . . . . . . . . . . . .  11

Item 7. Management's Discussion and Analysis of Financial Condition and
           Results of Operations. . . .. . . . . . . . . . . . . . . . . .  12

Item 8. Financial Statements and Supplementary Data. . . . . . . . . . . .  16

Item 9. Changes in and Disagreements on Accounting and Financial
           Disclosure. . . . . . . . . . . . . . . . . . . . . . . . . . .  16

                                   PART III

Item 10. Directors and Executive Officers of the Registrant. . . . . . . .  16

Item 11. Executive Compensation. . . . . . . . . . . . . . . . . . . . . .  16

Item 12. Security Ownership of Certain Beneficial Owners and Management. .  16

Item 13. Certain Relationships and Related Transactions. . . . . . . . . .  17

                                    PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.  17

                                    PART I

Item 1. Business.

Overview

     Information Display Technology, Inc., a New York corporation ("IDT"), manufactures and sells custom-designed and engineered writing, projection and other visual display surfaces (such as porcelain chalkboards and markerboards), custom cabinets and work station and conference center casework. IDT has its own nationwide marketing network that enables it to market its products to schools, health care facilities, offices and other institutions throughout the country. IDT's products are marketed under the trade name "Greensteel."

     IDT has achieved its current position in the specialized markets it serves due largely to its integrated approach to customer needs. In many cases, IDT performs a full range of services, including the custom design, production, installation and maintenance of its products. IDT believes that this integrated approach, which many of its competitors do not provide, enhances its responsiveness to customer needs. This approach, which allows the customer to obtain a full line of products and services from a single source, better enables IDT to establish an ongoing relationship with its customers to provide for their future requirements. Competition in IDT's markets is based largely on price, product quality, responsiveness and reliability.

     Most of IDT's products are sold in connection with new facility construction or renovation. Such products are generally sold as part of a bid process conducted through architects and general contractors working with IDT's sales staff, and are custom-made to specifications. Successful marketing of these products is dependent upon the maintenance of strong relationships with architects and general contractors, particularly in the education and health care construction fields. IDT has been advised by its customers that its products have achieved general recognition as quality products.

Recent Developments

     The Adience Acquisition

     On December 21, 1994, The Alpine Group, Inc., a Delaware corporation ("Alpine"), purchased 82.3% of the outstanding common stock, par value $.01 per share ("Adience Common Stock"), of Adience, Inc., a Delaware corporation ("Adience"), from certain stockholders of Adience (the "Adience Selling Stockholders"). Together with 4.9% of such shares already owned by Alplne, Alpine increased its ownership to 87.2% of the outstanding shares of Adience Common Stock. Pursuant to a Stock Purchase Agreement, dated as of October 11, 1994, as amended (the "Stock Purchase Agreement" between Alpine and the Adience Selling Stockholders, the Adience Selling Stockholders received in consideration for their shares of Adience Common Stock (i) an aggregate of 82,267 shares of a new issue of 8% Cumulative Convertible Preferred Stock, par value $1.00 per share, of Alpine ("Alpine 8% Preferred Stock"), which is convertible into approximately 530,755 shares of common stock, par value $.10 per share, of Alpine ("Alpine Common Stock"), and (ii) the right to receive an aggregate of 2,752,900 shares of common stock, par value $.001 per share ("IDT Common Stock"), of IDT which is an approximately 80%-owned subsidiary of Adience, upon the consummation of the IDT Merger (as defined below) or, if the IDT Merger has not been consummated prior to May 31, 1995, an aggregate of 123,396 additional shares of Alpine 8% Preferred Stock. It is anticipated that the holders of the remaining 13% of Adience Common Stock, in consideration for their shares of Adience Common Stock, will be paid by Alpine an aggregate of approximately $1,500,000 in cash.

     Alpine also entered into a Debt Exchange Agreement, dated as of October 11, 1994, as amended (the "Debt Exchange Agreement"), with the holders of approximately 90% in principal amount of Adience's 11% Senior Secured Notes due 2002 ("Adience Senior Notes"), pursuant to which such holders have agreed to exchange their Adience Senior Notes in the aggregate principal amount of approximately $44,000,000, plus all accrued interest, for (i) an aggregate of approximately $35,271,314 in cash, (ii) 44,916 shares of Alpine 8% Preferred Stock, which is convertible into approximately 289,780 shares of Alpine Common Stock, and (iii) 1,002,031 shares of IDT Common Stock upon the consummation of the IDT Merger or, if the IDT Merger has not been consummated prior to May 31, 1995, an aggregate of 44,916 additional shares of Alpine 8% Preferred Stock.
The Debt Exchange Agreement is currently being extended through June 30,
1995.

     Under the terms of both the Stock Purchase Agreement and the Debt Exchange Agreement, Alpine agreed with the Adience Selling Stockholders and the holders of Adience Senior Notes that if the average market value of the IDT Common Stock received by such holders is less than $2.24 per share (subject to adjustment for certain events) during the 20-trading day period preceding November 1, 1995, then Alpine will deliver to such holders additional consideration, payable in shares of Alpine 8% Preferred Stock or IDT Common Stock, in an amount per share equal to the difference between $2.24 and the greater of such market value and $.75.

     The Proposed IDT Merger

     As of December 21, 1994, Alpine and IDT entered into an Agreement and Plan of Merger, dated as of December 21, 1994 (the "IDT Merger Agreement"), which provides for the merger of Alpine's information display group (a business segment of Alpine), comprised of (i) Alpine PolyVision Inc., a Delaware corporation and 98%-owned subsidiary of Alpine ("APV"), and (ii) Posterloid Corporation, a Delaware corporation and wholly-owned subsidiary of Alpine ("Posterloid"), with and into two separate wholly-owned subsidiaries of IDT formed for the purpose of acquiring APV and Posterloid (the "IDT Merger") with each IDT subsidiary being the surviving corporation and remaining a wholly-owned subsidiary of IDT.

     The IDT Merger Agreement provides that Alpine will receive upon consummation of the IDT Merger (i) 111,198,328 newly-issued shares of IDT Common Stock (the "IDT Merger Shares"), representing 89.3% of the then outstanding shares of IDT Common Stock, and (ii) in exchange for the series A preferred stock, par value $1.00 per share, of APV held by Alpine, 1,020,000 shares of a new issue of series A preferred stock, par value $.01 per share, of IDT ("IDT Series A Preferred Stock"), having an aggregate liquidation preference of $25,500,000. The terms of the IDT Series A Preferred Stock will
(i) provide that IDT will utilize not less than 30% of the net cash proceeds of a public offering of its securities to redeem outstanding shares of IDT Series A Preferred Stock and (ii) prohibit IDT from paying dividends on all classes of stock junior to such stock (including the IDT Common Stock) while shares of IDT Series A Preferred Stock remain outstanding. The IDT Merger is subject to the satisfaction or, where permissible, the waiver, of certain conditions (in addition to IDT shareholder approval), including the receipt by IDT and Alpine of legal opinions and the effectiveness of certain filings with the Securities and Exchange Commission. The IDT Merger is expected to be completed in May 1995. Although the closing conditions to the IDT Merger are typical and customary in similar types of merger transactions, there can be no assurance that all of such conditions will be satisfied or that the IDT Merger will be consummated. A copy of the IDT Merger Agreement was filed with the Securities and Exchange Commission as an exhibit to IDT's Current Report on Form 8-K, dated December 21, 1994.

     As of March 15, 1995, Adience owned 87.2% of the outstanding capital stock of Adience, which in turn owned 80.3% of the outstanding shares of IDT Common Stock. Alpine intends to cause Adience to vote its shares of IDT Common Stock in favor of the IDT Merger Agreement and each of the other proposals to be considered at the IDT Annual Meeting referred to below. Accordingly, approval of each of the proposals is assured.

     APV and Posterloid

     APV is engaged in the research, development, licensing and initial manufacturing and testing of a proprietary technology known as PolyVision/(TM)/, a materials technology with electrochemical and physical characteristics that allow it to address applications in a number of product markets, including flat-panel displays and variable light transmission. Posterloid manufactures and sells indoor and outdoor menuboard display systems to the fast food and convenience store industries, and changeable magnetic signage used primarily by banks to display interest rates, currency exchange rates and other information.

     Certain Effects of the Adience Acquisition; IDT Annual Meeting

     On December 21, 1994, three existing directors of IDT, William B. Jackson, James B. Upchurch and A. Stanley West, pursuant to the request and instruction of the Adience Board of Directors, resigned as directors and, in accordance with IDT's By-laws for filling board vacancies, the remaining directors appointed Steven S. Elbaum, James R. Kanely and Bragi F. Schut, all of whom are directors and officers of Alpine, to serve as directors of IDT. Following such resignations and replacements, the IDT Board of Directors approved the IDT Merger Agreement (and the issuance of the shares contemplated thereby), as well as the following proposals, subject to IDT shareholder approval, to (i) elect members to the IDT Board of Directors, (ii) change IDT's name to "PolyVision Corporation," (iii) amend IDT's Certificate of Incorporation to increase the number of authorized shares of IDT Common Stock from 50,000,000 shares to 375,000,000 shares and the number of authorized shares of IDT Preferred Stock from 5,000 shares to 1,500,000 shares and thereafter effect a 1-for-15 reverse stock split of both the authorized and outstanding shares of IDT Common Stock (the "Reverse Stock Split"), but not the IDT Series A Preferred Stock, (iv) amend IDT's Certificate of Incorporation to eliminate, to the fullest extent permitted by New York law, the personal liability of directors to IDT or its shareholders for monetary damages for breach of their fiduciary duties as directors,

(v) amend IDT's Certificate of Incorporation to initially divide the IDT Board of Directors into two classes of not less than three directors each, with one class being elected each year, and (vi) approve IDT's 1994 Stock Option Plan. In addition, on such date, Mr. Elbaum, Alpine's Chairman and Chief Executive Officer, was appointed to be IDT's Chairman, and Alan J. Nickerson, Alpine's Senior Vice President and APV's Chief Financial Officer and Secretary, was appointed to be IDT's Chief Financial Officer and Secretary.

     Effective December 21, 1994, the principal executive offices of IDT were relocated to Wallingford, Connecticut from Pittsburgh, Pennsylvania.

     On February 14, 1995, IDT filed with the Securities and Exchange Commission preliminary proxy materials with respect to an annual meeting of IDT shareholders (the "IDT Annual Meeting") to approve and adopt the IDT Merger Agreement and the other proposals described above.

     The IDT Distribution

     After the IDT Merger, Alpine intends to distribute to its stockholders, or otherwise dispose of, that number of shares of IDT Common Stock owned by Alpine so that thereafter Alpine will own approximately 19.9% of the outstanding shares of IDT Common Stock (the "IDT Distribution"). There can be no assurance that the IDT Distribution will be consummated. Alpine intends to retain the shares of IDT Series A Preferred Stock received by it in the IDT Merger.

Products

     IDT manufactures custom-made systems incorporating chalkboards, markerboards, tackboards and bulletin boards. IDT manufactures porcelain enameled chalkboards and markerboards which are sold in new construction or as replacements for traditional slate or glass blackboards. Porcelain products are manufactured at IDT's Alliance, Ohio plant, where porcelain is fused to sheet steel in electric furnaces. The porcelain-enameled product is then shipped to one of four other IDT production facilities for fabrication into chalkboards.

     Porcelain chalkboards, which are available in a range of colors, are virtually unbreakable and maintenance free, and are warranted by IDT to retain their original writing and erasing qualities under normal usage and wear. As a result of these product qualities and the reduced availability of slate for chalkboard production, IDT believes that porcelain chalkboards currently account for approximately 75% of all chalkboard sales in the United States.

     IDT's chalkboards, markerboards and cabinetry are typically sold together as a package to finish wall surfaces in school rooms and offices. These products are generally manufactured at one or more of IDT's five production and fabrication facilities and are generally sold together as part of a package to end-users through a sales force operating out of IDT's regional sales offices and through independent distributors. IDT's writing surface products are generally priced from $100 to $900 per unit, depending on the surface's core material, dimension, gauge and trim, and whether the products are being sold through its own sales staff or through independent distributors.

     In addition to chalkboards, IDT manufactures dry-marker boards, which are high-gloss porcelain-enameled boards on which the user writes with a dry erase felt-tip marker. IDT also manufactures a variety of other information display surfaces for educational and health care facilities, such as tackboards.

     Unlike most of its competitors, IDT installs as well as manufactures its information display surfaces. IDT designs, engineers and installs manual and motorized information display systems for educational and office use, using combinations of chalkboards, markerboards and other surfaces.

     IDT manufactures and installs wood and plastic laminate cabinetry for schools, hospitals, laboratories and industry. In addition, IDT manufactures and installs indoor and outdoor display and bulletin board cases.

Sales and Markets

     Most of IDT's products are sold as part of a bid process conducted through architects and general contractors working with IDT's sales staff. Warranties made by IDT with respect to IDT's products and services are consistent with industry standards, except for the 50-year warranty on the writing surface of its porcelain chalkboards, which is in excess of industry standards. IDT markets its products through a sales staff of 20 persons, most of whom work on a commission basis. IDT maintains 13 sales offices in a number of states. Approximately 10% of IDT's sales during the fiscal year ended December 31, 1994 were made through independent distributors. As stated above, IDT's products are generally sold as part of a package to finish wall surfaces in school rooms and offices. While most of the products incorporated into such packages are manufactured by IDT, some components are purchased from other suppliers and distributed by IDT as part of the package. In this way, IDT acts as a distributor for certain related products which it does not manufacture to the extent necessary to complement the sale and installation of its own products. Sales of its own products accounted for approximately 76% and 52% of the revenues of IDT for the fiscal years ended December 31, 1994 and 1993, respectively.

    For the fiscal year ended December 31, 1994, 31, 1994, sales to educational institutions and health health care facilities accounted for a majority of IDT's revenues. Most of IDT's business is concentrated in the eastern half of the United States and IDT believes that it is the dominant supplier of visual display products in the Northeast.

Raw Materials

     The glass frit material used by IDT to produce its porcelain writing surfaces is currently produced to its specifications by a single supplier, Ferro Corp., so as to maintain consistent color and quality standards; however, management of IDT believes that alternative sources of supply of this commodity are readily available. IDT has never experienced any difficulty with the quantity or quality of product from its glass frit supplier. All other raw materials are readily available from a variety of sources.

Competition

     IDT competes with a variety of companies which manufacture or distribute chalkboard and institutional cabinetry. IDT is one of only three manufacturers in the United States of porcelain-enameled steel facings, along with Claridge Products and Equipment Inc. and Alliance America (which are privately-owned companies), and is the only company with its own sales force. Claridge Products and Equipment Inc. sells its products through a network of independent distributors and Alliance America sells the porcelain facings only to laminators for further fabrication. As a result, IDT competes only indirectly with such manufacturers, and more directly with independent distributors and installers which are typically small, local and regional companies. IDT has attained its competitive position primarily as a result of design quality and reliability, both with respect to its products and installation.

Seasonality

     IDT's business is seasonal and most of its sales and pre-tax profits occur in the third quarter of the calendar year. This occurs primarily as a result of increased business activity in the summer months when schools are closed and construction activity increases. IDT typically incurs a loss in the winter months.

Backlog

     At December 31, 1994, total backlog for IDT was approximately $16,400,000 as compared with approximately $21,300,000 at December 31, 1993. Management expects that all of the backlog will be filled in its next fiscal year.
Revenues from sales of specific products are recorded when title transfers, which is typically upon shipment. Revenues from construction of custom installations under contracts are recorded on the percentage-of-completion method or accounting, measured on the basis of costs incurred to estimated total costs, which approximate contract performance to date. See Note 2, "Revenue Recognition," to the Notes to Financial Statements of IDT included herein. IDT believes that its order backlog represents only a portion of the net sales revenue anticipated by IDT in any given fiscal year.

Employees

     IDT currently employs approximately 340 people. Approximately 125 employees at IDT's Dixonville, Pennsylvania plant are members of the Carpenters Union, with the current labor contract expiring in February 1996. Of IDT's remaining employees, approximately 50 persons are union members not covered by collective bargaining agreements.

     IDT considers relations with its employees to be good.

Patents and Trademarks

     IDT holds a number of patents and trademarks covering various products and processes relating to its business. IDT believes that its "Greensteel" trademark is important to IDT as it is highly recognized by customers, general contractors and architects in the education and health care markets as being quality products used in construction projects. IDT periodically monitors for infringing uses of this mark and has never encountered any such infringement. None of IDT's patents or other trademarks are considered to be material to IDT's ongoing business.

Insurance

     IDT maintains insurance with respect to its properties and operations in such form, in such amounts and with such insurers as is customary in the businesses in which IDT is engaged. IDT believes that the amount and form of its insurance coverage are adequate at the present time.

Environmental Matters

     IDT's manufacturing operations are subject to numerous federal, state and local laws and regulations relating to the storage, handling, emission, transportation and discharge of hazardous materials and waste products. Compliance with these laws, as a result of the Adience indemnification described below, has not been a material cost to IDT and has not had a material effect upon its capital expenditures, earnings or competitive position.

     In February 1992, IDT was cited by the Ohio Environmental Protection Agency (the "Ohio EPA") for violations of Ohio's hazardous waste regulations, including speculative accumulation of waste (holding waste on-site beyond the legal time limit) and illegal disposal of hazardous waste on the site of its Alliance, Ohio manufacturing facility.

     In December 1993, IDT and Adience signed a consent order with the Ohio EPA and the Ohio Attorney General which required IDT and Adience to pay to the State of Ohio a civil penalty of $200,000 (of which IDT paid $175,000 and Adience paid $25,000) and to remediate the site in accordance with specified cleanup goals. In addition, the consent order requires the payment of stipulated penalties of up to $1,000 per day for failure to satisfy certain requirements of the consent order including milestones in the closure plan.
In October 1994, IDT and Adience filed a proposed amendment to the consent order which would allow IDT and Adience to establish risk-based cleanup goals, an approach which has been approved by the Ohio EPA for other contaminated sites. If the Ohio EPA approves this proposed amendment, use of this approach is expected to reduce the extent and cost of remediation required at this site.
The Ohio EPA has not yet responded to this proposed amendment. As of December 31, 1994, environmental accruals amounted to $750,000, which represents management's estimate of the amounts remaining to be incurred in this matter, including the costs of effecting the closure plan, bonding and insurance costs, penalties and legal and consultants' fees. Since 1991, IDT and Adience have together paid $693,000 (excluding the civil penalty) for the environmental cleanup related to the Alliance facility. If the Ohio EPA does not accept the proposed amendment to the consent order, the cost of the remediation may exceed the amounts currently accrued.

     Under the acquisition agreement pursuant to which IDT acquired the property from Adience in 1990, Adience represented and warranted that, except as otherwise disclosed to IDT, no hazardous material has been stored or disposed of on the property. No disclosure of storage or disposal of hazardous material on the site was made. Accordingly, Adience is required to indemnify IDT for any losses in excess of $250,000. IDT has notified Adience that it is claiming the right to indemnification for all costs in excess of $250,000 incurred by IDT in this matter, and has received assurance that Adience will honor such claim. As of December 31, 1994, Adience had reimbursed IDT $643,000.

Item 2. Properties.

     IDT owns three of its facilities. Real estate owned by IDT is not subject to mortgages. IDT believes that all of its facilities are well-maintained, in good condition and adequate for its present business. IDT's production facilities are currently utilized to the extent of one production shift per day. At such level of utilization, IDT's production facilities have sufficient capacity to meet demand for IDT's products.

     Certain information concerning the principal facilities of IDT is set forth below:


                                         Approximate
                             Owned or     Floor Area       Lease
Location                      Leased    (Square Feet)    Expiration
- --------                     --------   -------------    ----------
Dixonville, Pennsylvania....   Owned      199,226             --
Landis, North Carolina......   Owned       46,800             --
Alliance, Ohio..............   Owned       28,032             --
Corona, California..........   Leased      26,000       December 1997
Portland, Oregon............   Leased      12,800       September 1995

Item 3. Legal Proceedings.

     In October 1994, three district sales managers of IDT filed a lawsuit in the United States District Court for the Western District of Pennsylvania against IDT. The lawsuit alleges that IDT has taken unlawful and discriminatory employment actions in an effort to induce the three employees, because of their ages, to leave the employment of IDT, and demands compensatory damages in excess of $25,000 (the statutory minimum) for each employee. The lawsuit also alleges breach by IDT of each of their employment contracts. In January 1995, IDT filed an Answer denying all such allegations. While the case is currently in the early stages of discovery, management of IDT believes that, based upon its investigation to date, the claims interposed against IDT have no factual merit or bases and intends to vigorously defend the lawsuit.

     See "Environmental Matters" above for a discussion of the Ohio environmental consent proceeding.

Item 4. Submission of Matters to a Vote of Security Holders.

     No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 31, 1994.

Optional Item. Executive Officers of the Registrant.

     The names and ages of the executive officers of IDT, and their positions with IDT, are as follows:

Name                  Age                 Position
- ----                  ---                 --------
Steven S. Elbaum...... 46      Chairman of the Board

N. Roy Anderson....... 54      President and Chief Operating Officer

Alan J. Nickerson..... 45      Chief Financial Officer and Secretary

     STEVEN S. ELBAUM was appointed Chairman of the Board and elected a director of IDT on December 21, 1994. Mr. Elbaum has been a director of Alpine since
1980 and has served as its Chairman of the Board and Chief Executive Officer since June 1984. Mr. Elbaum is also a director of Brandon Systems, Inc., a computer services company, and American Drug Company, a marketer of over-the-counter drugs and generic pharmaceuticals.

     N. ROY ANDERSON was elected a director of IDT in April 1994. Mr. Anderson has served as the President and Chief Operating Officer of IDT since October 1990. Mr. Anderson was the Vice President of the Laboratory Furniture and Appliance Division of Fisher Scientific Company, a manufacturer of scientific equipment and supplies, from October 1988 to October 1990.

     ALAN J. NICKERSON was elected to IDT's Board of Directors in April 1994. Since December 21, 1994, he has served as Chief Financial Officer and Secretary of IDT. Since 1983, Mr. Nickerson has been an officer of Alpine and/or one or more of its subsidiaries and, most recently, since September 1993, he has served as Senior Vice President of Alpine and Chief Financial Officer and Secretary of APV. Mr. Nickerson had been the Chief Financial Officer of Alpine from March 1990 to November 1993.

                                    PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

     IDT Common Stock is traded on the American Stock Exchange (the "AMEX") under the symbol IDT. On March 15, 1995, there were approximately 214 holders of record of IDT Common Stock.

     The following table sets forth, for the fiscal periods shown, the high and low sales prices for IDT Common Stock as reported on the AMEX. The amounts set forth below have not been adjusted to reflect the proposed l-for-15 Reverse Stock Split.

                       High        Low
                       ----        ---
 Fiscal 1992
  First Quarter...... $2-7/8      $1-1/8
  Second Quarter.....  2             5/8
  Third Quarter......  1-1/4         5/8
  Fourth Quarter.....  1-1/8        9/16

 Fiscal 1993
  First Quarter...... $  7/8      $  5/8
  Second Quarter.....    7/8        9/16
  Third Quarter......  1-3/8         3/4
  Fourth Quarter.....  1-1/4         5/8

 Fiscal 1994
  First Quarter...... $  7/8      $  5/8
  Second Quarter.....    3/4         1/2
  Third Quarter......    7/8         3/8
  Fourth Quarter.....  13/16         1/2

     The closing sales price for IDT Common Stock, as reported on the AMEX, was $ 9/16 on March 20, 1995.

     IDT has never declared or paid dividends on the IDT Common Stock and does not anticipate paying dividends on the IDT Common Stock at any time in the foreseeable future. The terms of the IDT Series A Preferred Stock will prohibit IDT from paying dividends on all classes of stock junior to such stock (including the IDT Common Stock) while shares of IDT Series A Preferred Stock remain outstanding. See "Business -- Recent Developments -- The Proposed IDT Merger."

Item 6. Selected Financial Data.

     Set forth below are certain selected historical financial data of IDT. The selected historical financial data for, and as of the end of, each of the fiscal years in the five-year period ended December 31, 1994 are derived from the audited financial statements of IDT. The following selected historical financial data does not give effect to the proposed l-for-15 Reverse Stock Split.


                                                             Fiscal Year Ended December 31,
                                                ----------------------------------------------------------
                                                    1994         1993        1992        1991        1990
                                                   -------      ------       -----      ------      ------
                                                       (in thousands, except share and per share data)
Statement of Operations Data:

Net sales....................................      $32,365     $48,047     $48,319     $59,205     $50,244

Cost of sales................................       26,277      39,355      39,920      46,881      40,343
                                                   -------     -------     -------     -------     -------
 Gross profit.................................       6,088       8,692       8,399      12,324       9,901

Selling, general and administrative expenses..       8,641       7,908       7,690       9,388       8,246
                                                   -------     -------     -------     -------     -------

Operating income (loss).......................      (2,553)        784         709       2,936       1,655

Interest and other income....................          321          50         165         127         188

Interest expense.............................          117         120         143          --         163
                                                   -------     -------     -------     -------     -------

 Income (loss) before tax.....................      (2,349)        714         731       2,971       1,680

Provision for income taxes...................          900         287         305       1,259         672
                                                   -------      ------       -----      ------      ------
 Net income (loss)............................     $(3,249)       $427        $426      $1,712      $1,008
                                                   =======      ======       =====      ======      ======
 Income (loss) per share of common
    stock.....................................      $(0.24)      $0.03       $0.03       $0.13       $0.08

 Average common stock outstanding.............  13,317,165  13,317,165  13,317,165  13,317,165  13,317,165

 Balance Sheet Data (at end of period):

 Working capital..............................      $8,455     $14,094     $14,455     $13,836     $12,166

 Total assets.................................      20,046      22,614      24,093      28,159      22,715

 Long-term obligations........................          --          --       1,106          --          --

 Shareholders' equity.........................      14,161      17,410      16,983      16,557      14,845

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

     Year Ended December 31, 1994 Compared with Year Ended December 31, 1993

     IDT's business is seasonal and most of its sales and pre-tax profits occur in the third quarter of the calendar year. This occurs primarily as a result of increased business activity in the summer months when schools are closed and construction activity increases. Market conditions in 1994 remained relatively flat overall compared with 1993. However, the downturn in the Northeast market, which typically represents the largest concentration of IDT's revenues, was partially offset by increased demand in the West and Southeast markets.

     IDT's backlog as of December 31, 1994 was $16,400,000 compared with $21,300,000 as of December 31, 1993. The reduction in the backlog was due to management's decision to redirect IDT's sales efforts so that IDT manufactured product is the primary market focus instead of resales of product purchased from other suppliers and distributed by IDT. IDT anticipates an increase in margins and a reduction in working capital requirements as a result of this decision.

     Revenues decreased from $48,047,000 in 1993 to $32,365,000 in 1994.
Included in net revenues for IDT for the year ended December 31, 1993 was one large construction project at the State University of New York at Buffalo Natural Science Center Complex with incremental revenues of $4,700,000. The project was completed in the fourth quarter of 1993, and due to change orders and other minor modifications in the project, accounted for another $28,000 in net revenue for the year ended December 31, 1994. Also included in the year ended December 31, 1993 were $2,700,000 of revenues attributable to IDT's Kensington division, which was sold during December 1993. The remaining decline in net revenues was attributable to the concentration of sales efforts towards IDT manufactured products rather than product purchased from other suppliers and distributed by IDT. In this regard, such third party purchases declined 67% from $11,688,000 in 1993 to $3,827,000 in 1994.

     Gross margins increased to 18.8% of revenues in 1994 from 18.1% of revenues in 1993. Certain raw material prices used in the IDT manufacturing process have increased significantly over the same period in 1993. Specifically, prices have increased for wood products used in institutional casework and aluminium and steel products used in the manufacturing of chalkboards and markerboards. During the first quarter of 1993, IDT won a decision by the order of the Board of Finance and Revenue of Pennsylvania, relating to a reassessment of use tax on casework sold during the period February 1988 through September 1990. As a result, an adjustment to decrease cost of revenues by $438,000 was recorded resulting from the reversal of the provision relating to this contingency. IDT's gross margin for the year ended December 31, 1993 excluding the Kensington division, the 1993 use tax adjustment and the one large project mentioned above, would have been comparable to 1994 as a result of significant raw material price increases and the decline in the Northeast market in 1994. This has affected overall margins since IDT operates from a backlog mainly comprised of fixed price contracts.

IDT anticipates the prices to normalize on these raw materials and is attempting to increase selling prices in a market that remains relatively flat.

     Selling, general and administrative expenses increased $733,000 in 1994, or 9%, in comparison to 1993. This increase was attributable to IDT Merger-related professional fees of $587,000 and a $702,000 comparative increase in bad debt expense, offset by lower commissions on reduced levels of sales and cost reductions realized by organizational changes made in late 1993.

     Included in interest and other income for the year ended December 31, 1994 was a $26,000 gain on the sale of IDT's eastern Pennsylvania sales office building and $230,000 of interest income on the intercompany loan arrangement with Adience.

     Year Ended December 31, 1993 Compared with Year Ended December 31, 1992

     Net revenues in 1993 of $48,000,000 were consistent with the prior year's net revenues of $48,300,000. Included in 1993 and 1992 revenues was one large construction project at the State University of New York at Buffalo Natural Science Center Complex with revenues of $4,700,000 and $2,000,000, respectively. The project was completed in the fourth quarter of 1993. Excluding this project, net revenues declined $3,000,000, or 6.4%, during 1993. This decline was attributable to management's efforts to reduce the number of contracts which require the use of purchased rather than manufactured product, because the former generates lower gross margins.

     Gross margins increased $300,000 to 18.1% of revenues during 1993. During the first quarter of 1993, IDT won a decision by the order of the Board of Finance and Revenue of Pennsylvania, relating to a reassessment of use tax on casework sold during the period February 1988 through September 1990. As a result, an adjustment to decrease cost of revenues by $438,000 was recorded during 1993 relating to the reversal of this contingency.

     IDT's Kensington division, which was sold during the fourth quarter of 1993, contributed to the overall gross margin by $378,000 and $385,000 for the years ended December 31, 1993 and 1992, respectively, IDT's gross margin percentage excluding the Kensington division, the 1993 use tax adjustment and the one large project, mentioned above, which recognized a loss of $290,000 during 1993, would have been 9% higher than 1992. The improvement in gross margin resulted principally from significant charges incurred in 1992 related to project cost overruns. The project cost overruns of approximately $600,000 were due to weaknesses in sales and project management in specific territories. Controls were established during 1993 to minimize these types of overruns.

     Selling, general and administrative expenses increased $218,000, or 2.8%, during 1993. The increase was primarily the result of more precise allocations of fringe benefits to selling and administrative wages. Such expenses were previously included in cost of revenues.

     Included in interest and other income for 1993 was the $94,000 loss on the sale of the Kensington division, which was recorded during December 1993.

The Proposed IDT Merger

     In the first full year following the IDT Merger, IDT anticipates, although there can be no assurances thereof, revenues of approximately $35,000,000, of which IDT and Posterloid will have revenues of approximately $30,000,000 and $5,000,000, respectively. IDT expects some improvement in IDT's gross margin of 18.9% in 1994 as a result of the consolidation of the quoting and project management functions for most of IDT's locations at its Dixonville, Pennsylvania facility. Inconsistent quoting practices and deficiencies in project management methodology at IDT field offices have resulted in, from time to time in the past, cost overruns and other unrecoverable costs.

     Management is currently reviewing IDT's product lines and manufacturing capacity. Although no final decisions have been made, management expects that IDT's manufacturing facilities will be consolidated and that its casework product line may be altered. In addition, management is evaluating the consolidation of Posterloid's and IDT's manufacturing operations. Because of the heavy seasonal load on operating capacity, any actions taken in this regard are not likely to occur until the fall of 1995. In any event, the analyses of such actions will take into account not only the potential for disruption of production and customer requirements, but also any incremental working capital or other resources required to effect such actions.

     IDT anticipates, although no assurances can be given, the introduction of PolyVision products in 1996. However, any revenue generated from the sale of such products will be offset by an annual funding requirement for research and development of approximately $4,000,000 and the expectation that initial commercial production will, typical of the flat-panel display industry, be characterized by low yields and various efficiency-related costs.

Liquidity and Capital Resources

     IDT's principal sources of liquidity have been cash from operations, cash on hand and IDT's credit facility with Congress Financial Corporation ("Congress"). During 1994, IDT generated $987,000 in cash from operating activities as compared to $523,000 in 1993. In 1994, cash flows from operating activities included a net loss of $3,249,000, of which $2,315,000, or 71%, was comprised of non-cash expenses, and also included $1,921,000 of net cash inflows from changes in working capital components, of which the most significant was a $1,612,000 cash inflow from a reduction in accounts receivable. The 1994 reduction in working capital requirements is consistent with reduced resales of product purchased from other suppliers and distributed by IDT. IDT's business is seasonal and a slowdown in sales typically begins during the latter part of the third quarter and continues into the first quarter of the following year.

     Capital expenditures totaled $303,000 during the year ended December 31, 1994. Approximately $101,000 of capital spending related to the implementation of a new management information system. In addition, during 1994, IDT had cash outflows of $2,822,000 representing net loans to its majority shareholder, Adience. As of December 31, 1994, IDT had no material commitments for capital spending. It is anticipated that necessary capital expenditures in future years will not exceed historical depreciation expense and will not represent a material use of operating funds.

     As more fully described under "Business -- Environmental Matters," IDT has been cited by the Ohio Environmental Protection Agency for violations of Ohio's hazardous waste regulations.

     As of March 15, 1995, IDT had a $5,000,000 credit line under a short-term credit facility with Congress which remains in effect from year to year unless terminated upon 60 days' written notice by either party on the anniversary of the renewal date (June 30) in any year. The facility is collateralized by accounts receivable, inventory and fixed amounts. The interest rate on loans under the credit facility is 2.5% over the prime rate. IDT pays a commitment fee of .5% on the unused portion of the facility. Under the terms of the facility, IDT is required to maintain minimum levels of net worth and working capital. As of December 31, 1994, $800,000 had been borrowed under such credit facility. In addition, at December 31, 1994, IDT had outstanding irrevocable standby letters of credit totaling $700,000, which reduced the availability under such credit facility in a like amount. Thus, IDT had available credit of $3,500,000 at December 31, 1994 under the facility. IDT plans to continue using short-term bank borrowings to finance interim needs during the next 12 months. The consent of Congress is required to consummate the IDT Merger and IDT believes that such consent will be obtained on a timely basis.

     At the present time, IDT is also a guarantor of Adience's credit facility with Congress and has pledged its own accounts receivable, inventory and equipment to secure the guarantee. As of December 31, 1994, Adience's outstanding loan balance was $12,468,000, including checks in transit, and it had outstanding letters of credit totaling $200,000. Under the terms of Adience's credit facility, Adience is required to maintain certain financial ratios and other financial conditions. As of December 31, 1994, Adience was not in compliance with all such financial requirements, but has obtained waivers from Congress which are effective through March 31, 1995. If the IDT guarantee is called by Congress, Alpine is obligated to provide IDT the necessary funds to satisfy any amounts owed under the guarantee.

     On or before the effective time of the IDT Merger, IDT will enter into an agreement with Alpine, pursuant to which IDT may borrow from time to time, prior to the second anniversary of the effective time of the IDT Merger, up to $5,000,000 from Alpine to be used by IDT to fund PolyVision research, development and commercialization activities. Borrowings under the agreement will be unsecured and will bear interest at a market rate reflecting Alpine's cost of funds (currently approximately 13.5%), with interest deferred through the third anniversary of the effective time of the IDT Merger and payable semiannually thereafter. The principal balance outstanding will be due on the tenth anniversary of the effective time of the IDT Merger, subject to mandatory prepayment of principal and interest, in whole or in part, from the net cash proceeds of any public or private, equity or debt financing made by IDT at any time before maturity. Alpine's obligation to lend such funds to IDT is subject to a number of conditions, including review by Alpine of the proposed use of such funds by IDT. Alpine has informed IDT that this agreement is not in conflict with the covenants of any other of its financing arrangements currently in effect. The operating cash flows of IDT and Posterloid, together with the Congress credit facility and borrowings which may be available from Alpine, should be sufficient to meet the requirements of IDT after the IDT Merger, including the needs of the PolyVision development efforts, for the next 12 months, which are estimated to require approximately $4,000,000.

     In the long term, the successful introduction of commercially viable products will be required to continue to support a sustained research and development effort at its current level. APV will continue to explore development and licensing opportunities that further broaden the applications of the PolyVision technology and provide additional funding. In addition, IDT management will also consider the private and/or public equity markets as potential capital sources in connection with the goal of commercializing its PolyVision technology. There can be no assurance, however, that commercially viable products will be introduced or that such additional sources of funding will be available on reasonable terms.

Item 8. Financial Statements and Supplementary Data.

     The financial statements and supplementary data of IDT appear on pages F-2 through F-16 of this Form 10-K, are indexed herein under Item 14(a)(1), and are incorporated herein by reference. See also the financial statement schedule appearing herein under Item 14(a)(2).

Item 9. Changes in and Disagreements on Accounting and Financial Disclosure.

      Not applicable.

                                   PART III

Item 10. Directors and Executive Officers of the Registrant.

     Information covering IDT's directors is incorporated herein by reference to material under the caption "Additional Matters to be Considered at the Annual Meeting -- Proposal No. 2: Election of IDT Directors -- Nominees for Election at the Annual Meeting" in the IDT Proxy Statement. Information covering IDT's executive officers is included as an Optional Item hereof under the caption "Executive Officers of the Registrant."

Item 11. Executive Compensation.

     The response to this Item is incorporated herein by reference to material under the caption "Additional Matters to be Considered at the Annual Meeting -- Proposal No. 2: Election of IDT Directors -- Executive Compensation" in the IDT Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

     The response to this Item is incorporated herein by reference to material under the caption "Principal Holders of IDT, APV and Posterloid Common Stock -- IDT" in the IDT Proxy Statement.

Item 13. Certain Relationships and Related Transactions.

     Information concerning certain relationships and related transactions is incorporated herein by reference to material under the caption "Certain Relationships and Related Transactions" in the IDT Proxy Statement and Note 3 to the Notes to Financial Statements appearing on page F-7 of this Form 10-K.

                                    PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

     (a)(l) Financial Statements.

     The following financial statements of IDT are submitted in a separate section beginning on page F-1 pursuant to the requirements of Form 10-K, part II, Item 8 and Part IV, Items 14(a) and 14(d):

                                                                        Page
                                                                        ----
     Report of Independent Accountants.................................  F-1

     Balance Sheets as of December 31,
      1994 and 1993....................................................  F-2

     Statements of Operations for the
      Years ended December 31, 1994,
      1993 and 1992....................................................  F-3

     Statements of Shareholders' Equity for
      the Years ended December 31, 1994,
      1993 and 1992....................................................  F-4

     Statements of Cash Flows for the
      Years ended December 31, 1994, 1993
      and 1992.........................................................  F-5


     Notes to Financial Statements.....................................  F-6

     (a)(2) Financial Statement Schedules.

     The following schedule of IDT is submitted for the years ended December 31, 1994, 1993 and 1992:

                                                                        Page
Schedule II - Valuation and Qualifying Accounts........................  S-1

     All other schedules are omitted because they are not applicable or are not required, or because required information is included in the financial statements or the notes thereto.

     (a)(3) Exhibits.

Exhibit No.   Document
- -----------   --------

   2.1 Agreement and Plan of Merger, dated as of December 21, 1994, among IDT, The Alpine Group, Inc., Alpine PolyVision, Inc. and Posterloid Corporation./(1)/

   3.1        Certificate of Incorporation of IDT./(2)/

   3.2        By-laws of IDT./(3)/

   4.4        Specimen form of Common Stock Certificate of IDT./(2)/

  10.1 Asset Acquisition Agreement, dated as of April 24, 1990, relating to the purchase of the Information Display Division of Adience, Inc. by IDT./(4)/

  10.2 Management and Administrative Services Agreement, dated as of April 24, 1990, between IDT and Adience, Inc./(2)/

  10.3        Employment Agreement, dated as of October 8, 1990, between IDT and
              N. Roy Anderson./(3)/

  10.4 Tax Sharing Agreement, dated as of April 24, 1990, between IDT and Adience, Inc./(2)/

  10.7        1990 Stock Incentive Plan of IDT./(3)/

  10.8 Nonstatutory Stock Option Agreement, dated November 12, 1990, between IDT and N. Roy Anderson./(3)/

  10.9 Accounts Financing Agreement [Security Agreement], dated June 30, 1993, between Congress Financial Corp. ("Congress") and IDT./(5)/

 10.10 Covenant Supplement to Accounts Financing Agreement [Security Agreement], dated June 30, 1993, between Congress and IDT./(5)/

 10.11        Inventory Loan Letter, dated June 30, 1993, between Congress and
              IDT./(5)/

 10.12 Inventory and Equipment Security Agreement Supplement to Accounts Financing Agreement [Security Agreement], dated June 30, 1993, between Congress and IDT./(5)/

 10.13 Trade Financing Agreement Supplement to Accounts Financing Agreement [Security Agreement], dated June 30, 1993, between Congress and IDT./(5)/

 10.14 Trademark Collateral Assignment and Security Agreement, dated June 30, 1993, between Congress and IDT./(5)/

- --------------------

   (1) Incorporated herein by reference from Current Report on Form 8-K, dated December 21, 1994.

   (2) Incorporated herein by reference from Post-Effective Amendment No. 1 to Registration Statement No. 33-22701 NY.

   (3) Incorporated herein by reference from Annual Report on Form 10-K for the fiscal year ended December 31, 1990.

   (4) Incorporated herein by reference from Current Report on Form 8-K, dated April 24, 1990.

   (5) Incorporated herein by reference from Annual Report on Form 10-K for the fiscal year ended December 31, 1993.

   (b)        Reports on Form 8-K.

     A Current Report on Form 8-K, dated December 21, 1994, was filed by IDT in connection with the matters referred to in this Form 10-K under the caption "Business -- Recent Developments."

                               600 Grant Street         Telephone 412 355 6000
                               Pittsburgh, PA 15219

Price Waterhouse LLP                        [LOGO OF PRICE WATERHOUSE]


                      Report of Independent Accountants

March 17, 1995

To the Board of Directors
and Shareholders of
Information Display Technology, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Information Display Technology, Inc. (IDT), at December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the 3 years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of IDTs management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1, IDT became a majority owned subsidiary of The Alpine Group Inc. (Alpine) on December 21, 1994. In addition, as discussed in Note 1, on December 21, 1994, IDT entered into a merger agreement with two of Alpine's subsidiaries. Consummation of the merger will result in a new reporting entity and a new basis of accounting for IDT which may differ materially from the historical accounting basis. As discussed in Note 3, Alpine has certain financing arrangements with IDT.

/s/ Price Waterhouse LLP

Information Display Technology, Inc.
Balance Sheet
December 31, 1994 and 1993
- ----------------------------------------------------------------------------

(in thousands of dollars)

                                                                                  1994                   1993
                                Assets
Current assets:
 Cash and cash equivalents                                                       $   315                $ 1,646
 Accounts receivable, less allowance for doubtful accounts
  (1994 - $462; 1993 - $272)                                                       9,258                 11,453
 Inventories                                                                       3,812                  3,438
 Costs and estimated earnings in excess of
  billings on uncompleted contracts                                                  689                  1,596
 Prepaid expenses, deposits and other                                                266                    490
 Deferred income taxes                                                             --                       675
                                                                                 -------                -------
     Total current assets                                                         14,340                 19,298
                                                                                 -------                -------
 Receivable from affiliate                                                         3,683                    861
 Deferred income taxes                                                              --                      172
 Property, plant and equipment:
   Land                                                                              139                    122
   Buildings                                                                       2,048                  2,063
   Machinery and equipment                                                         3,326                  3,174
                                                                                 -------                -------
                                                                                   5,513                  5,359
     Less - Allowances for depreciation                                            4,007                  3,621
     ----                                                                        -------                -------
                                                                                   1,506                  1,738
 Other assets                                                                        517                    545
                                                                                 -------                -------
       Total assets                                                              $20,046                $22,614
                                                                                 =======                =======
       Liabilities and Shareholders' Equity

Current liabilities:
 Line of credit                                                                  $   800                $  --
 Accounts payable                                                                  1,657                  2,537
 Billings in excess of costs and estimated earnings
  on uncompleted contracts                                                           671                    469
 Accrued expenses                                                                  1,158                    493
 Accrued commissions                                                                 260                    436
 Accrued workers' compensation                                                       589                    486
 Environmental liability                                                             750                    783
                                                                                 -------                -------
     Total current liabilities                                                     5,885                  5,204
                                                                                 -------                -------
Commitments and contingencies

Shareholders' equity:
 Preferred stock - 5,000 shares authorized; none
  issued or outstanding                                                             --                     --
 Common stock - $.001 par value; 50,000,000 shares
  authorized; 13,317,165 issued and outstanding                                       13                     13
 Paid-in capital                                                                   7,451                  7,451
 Retained earnings                                                                 6,697                  9,946
                                                                                 -------                -------
     Total shareholders' equity                                                   14,161                 17,410
                                                                                 -------                -------
     Total liabilities and shareholders' equity                                  $20,046                $22,614
                                                                                 =======                =======

The accompanying notes are an integral part of these financial statements.

Information Display Technology, Inc.
Statement of Operations
Years Ended December 31, 1994, 1993 and 1992
- --------------------------------------------------------------------------------

(in thousands of dollars, except earnings per share data)


                                                        1994         1993         1992

 Net revenues                                         $32,365      $48,047      $48,319
 Costs and expenses:
   Cost of revenues                                    26,277       39,355       39,920
   Selling, general and administrative                  8,641        7,908        7,690
                                                      -------      -------      -------
                                                       34,918       47,263       47,610
                                                      -------      -------      -------
     Operating (loss) profit                           (2,553)         784          709
                                                      -------      -------      -------

 Other income (expense):
   Interest and other income                              321           50          165
   Interest expense                                      (117)        (120)        (143)
                                                      -------      -------      -------
     (Loss) income before income taxes                 (2,349)         714          731
                                                      -------      -------      -------
 Income taxes                                             900          287          305
                                                      -------      -------      -------
     Net (loss) income                                $(3,249)     $   427      $   426
                                                      -------      -------      -------
 (Loss) earnings per common share                     $ (0.24)     $  0.03      $  0.03
                                                      -------      -------      -------
 Average common shares outstanding
   (in thousands)                                      13,317       13,317       13,317
                                                      -------      -------      -------

The accompanying notes are an integral part of these financial statements.

Information Display Technology, Inc.
Staternent of Shareholders' Equity
Years Ended December 31,1994, 1993 and 1992
- -------------------------------------------------------------------------------

(in thousands of dollars)

                                                        Common stock       Paid-in    Retained
                                                    Shares      Amount     capital    earnings
                                                  (thousands)

 Balance at January 1, 1992                         13,317       $  13     $ 7,451    $ 9,093
 Net income                                           --          --          --          426
                                                    ------       -----     -------    -------
 Balance at December 31, 1992                       13,317          13       7,451      9,519
 Net income                                           --          --          --          427
                                                    ------       -----     -------    -------
 Balance at December 31, 1993                       13,317          13       7,451      9,946
 Net loss                                             --          --          --       (3,249)
                                                    ------       -----     -------    -------
 Balance at December 31, 1994                       13,317       $  13     $ 7,451    $ 6,697
                                                    ======       =====     =======    =======




The accompanying notes are an integral part of these financial statements.

Information Display Technology, Inc.
Statement of Cash Flows
Years Ended December 31, 1994, 1993 and 1992
- ------------------------------------------------------------------------------

(in thousands of dollars)

                                                                  1994             1993             1992
Cash flow from operating activities:
  Net (loss) income                                             $ (3,249)         $  427           $  426
  Noncash expenses and revenues included in income:
    Depreciation and amortization                                    496             510              591
    Deferred income taxes                                            847             294              252
    Provision for doubtful accounts                                  722              20              150
    Provision for contract losses                                    250            --               --
    Loss on sale of division                                        --                94             --
  Changes in operating assets and liabilities excluding
   proceeds from sale of division:
    Short-term investments                                          --              --              1,910
    Accounts receivable                                            1,612             299              874
    Inventories                                                     (374)            377             (233)
    Costs and estimated earnings in excess of
     billings on uncompleted contracts                               907             304              174
    Prepaid expenses, deposits and other assets                      145            (429)             (63)
    Accounts payable, accrued expenses, commissions
     and workers' compensation                                      (538)         (1,439)          (2,771)
    Billings in excess of costs and estimated earnings
     on uncompleted contracts                                        202            (144)             176
    State income taxes payable                                      --              --               (221)
    Environmental liability                                          (33)           (323)             846
                                                                --------         -------           -------
      Net cash provided by (used in) operating activities            987             523           (1,805)
                                                                --------         -------           -------
 Cash flow from investing activities:
  Purchases of property, plant and equipment                        (303)           (127)            (278)
  Proceeds from sale of division                                    --               266             --
  Other                                                                7             (30)            (188)
                                                                --------         -------           -------
      Net cash (used in) provided by investing activities           (296)            109             (466)
                                                                --------         -------           -------
 Cash flow from financing activities:
  Borrowings - Line of credit, net                                   800            --               --
  Receivable from affiliate, net                                  (2,822)            533           (3,916)
  Other                                                             --              --               (139)
                                                                --------         -------           -------
      Net cash used by financing activities                       (2,022)           --               (139)
                                                                --------         -------           -------
 Net (decrease) increase in cash and cash equivalents             (1,331)            632           (2,410)
 Cash and cash equivalents at:
  Beginning of period                                              1,646           1,014            3,424
                                                                --------         -------          -------
  End of period                                                 $    315         $ 1,646          $ 1,014
                                                                --------         -------          -------
 Supplementary cash flow disclosure:
  State income taxes paid                                       $   --           $    18          $   293
                                                                --------         -------          -------
 Interest paid                                                  $    117         $   120          $   143
                                                                --------         -------          -------

The accompanying notes are an integral part of these financial statements.

Information Display Technology, Inc.
December 31, 1994,1993 and 1992
Notes to Financial Statements
(In Thousands of Dollars, Except Per Share Data)
- -------------------------------------------------------------------------------

1. Business and Basis of Presentation
   Information Display Technology, Inc., a New York corporation (IDT, or the Company), manufactures and sells custom-designed and engineered writing, projection and other visual display surfaces (such as porcelain chalkboards and markerboards), custom cabinets and workstation and conference center casework. IDT has its own nationwide marketing network that enables it to market its products to schools, healthcare facilities, offices and other institutions throughout the country. IDTs products are marketed under the trade name "Greensteel." Most of IDTs products are sold in connection with new facility construction or renovation. Such products are generally sold as part of a bid process conducted through architects and general contractors.

   IDT is an 80.3 percent owned subsidiary of Adience, Inc. (Adience). On December 21, 1994, The Alpine Group, Inc. (Alpine), acquired an additional 82 percent of the outstanding common stock of Adience to increase its ownership in Adience to approximately 87 percent, resulting in an indirect ownership in IDT of approximately 70 percent. Also on December 21, 1994, the Company entered into a merger agreement with Alpine and two of its subsidiaries, Alpine/PolyVision, Inc. (APV), and Posterloid Corporation (together, IDG), whereby the Company will be merged with the two Alpine subsidiaries and the Company will be named Polyvision Corporation.

   The merger agreement is subject to the approval of a majority of the Company's shareholders, with a meeting to vote on the transaction anticipated to be held in late April or early May 1995. Alpine, which through Adience controls the vote of approximately 80 percent of the Company's stock eligible to vote, has indicated it will vote for the merger. Consummation of the merger would result in a new reporting entity and would be accounted for as a reorganization of entities under common control after giving effect to push-down accounting to adjust IDTs accounting basis to fair value related to the acquisition of Adience by Alpine. The new accounting basis may differ materially from the historical accounting basis of IDT, which has been retained in these financial statements.

   The statements of income include all of IDTs direct costs and expenses of operations and certain allocated expenses from Adience (see Note 3).

2. Significant Accounting Policies

   Cash Flow Reporting
   IDT considers all highly liquid investments with an original maturity of 3 months or less to be cash equivalents.

   Inventories
   Inventories are stated at the lower of cost or market, with cost determined on the first-in first-out basis. Inventories consisted primarily of raw materials of $3,198 and $3,038, work-in-process of $372 and $286, and finished goods of $242 and $114 at December 31, 1994 and 1993, respectively. The Company has a reserve of $125 for obsolete and slow-moving inventory for each of the years December 31, 1994 and 1993.

Information Display Technology, Inc.
December 31, 1994, 1993 and 1992
Notes to Financial Statements
(In Thousands of Dollars, Except Per Share Data)
- -------------------------------------------------------------------------------

   Property, Plant and Equipment
   Property, plant and equipment are stated on the basis of cost and include expenditures for new equipment and improvements of existing equipment that materially extend the life of properties. Expenditures for normal maintenance and repairs are charged to expense as incurred and amounted to $216 in 1994, $334 in 1993 and $227 in 1992. Provisions for depreciation are based on the estimated useful lives of the respective assets and are computed using straight-line methods.

   Revenue Recognition
   IDTs revenues are from sales of specific products and construction of custom installations under contracts. Revenues from sales of specific products are recorded when title transfers, which is typically when shipment occurs. Revenues from contracts are recorded on the percentage-of-completion method of accounting, measured on the basis of costs incurred to estimated total costs, which approximates contract performance to date. Approximately 75 percent of 1994, 77 percent of 1993 and 68 percent of 1992 revenues were from contracts, and approximately 82 percent of 1994, 84 percent of 1993 and 74 percent of 1992 costs of revenues were from contracts. Provisions for losses on uncompleted contracts are made if it is determined that a contract will ultimately result in a loss.

   Warranty Claims
   Warranty claims are accounted for on an accrual basis based on historical experience. There have been no significant warranty claims to date.

   Income Taxes
   The operating results of IDT are included in Adience's consolidated federal income tax return for the period ended December 21, 1994, the date of Alpine's acquisition of Adience. (The operating results of IDT will be included in Alpine's consolidated federal income tax return from that date through the date the merger described above becomes effective.) In accordance with a tax-sharing agreement between Adience and IDT, federal income tax expense is computed on a separate-company basis. All members of the consolidated group are jointly and severally liable for federal income taxes of the consolidated group. Additionally, IDT files state income tax returns as a separate company. Deferred income taxes are recorded to reflect certain items of income and expense recognized in different periods for financial reporting and tax purposes. IDT accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires an asset and liability approach in accounting for income taxes.

   Earnings Per Common Share
   Earnings per common share are computed by dividing net income by the weighted average number of shares outstanding.

3. Allocations and Other Related-Party Transactions
   Adience performs certain financial and risk management and administrative services for the Company. The fees charged to the Company for these services were $300 in each of

Information Display Technology, Inc.
December 31, 1994, 1993 and 1992
Notes to Financial Statements
(In Thousands of Dollars, Except Per Share Data)
- -------------------------------------------------------------------------------

   1994 and 1993 and $135 in 1992. Management believes that the cost of comparable services, had IDT operated without affiliation to Adience, would have amounted to approximately $420 annually.

   Adience allocates general insurance expense based on revenues and allocates unemployment and workers' compensation insurance expense based on payroll costs. Such allocated costs totaled $633 in 1994, $1,296 in 1993 and $1,283 in 1992 and are reflected in IDT's results of operations.

   An advance agreement has existed between the Company and Adience since 1991. Under the terms of the agreement, the Company may loan to or borrow from Adience up to a maximum amount of $5,000 with no specified repayment terms. Interest accrues on the outstanding balance at 2.5 percent over the prime rate (effective rate of 11 percent at December 31, 1994), which is equivalent to the Company's interest rate paid to Congress Financial Corporation (Congress), the Company's main lender.

   The net amount of interest income recognized by IDT from Adience was $230, $107 and $53 during 1994, 1993 and 1992, respectively.

   In connection with the acquisition of Adience by Alpine and the anticipated merger, approximately $587 of costs have been incurred by IDT or allocated to IDT. Alpine has committed to provide IDT up to $5,000 to fund the PolyVision research, development and communication activities. See Note 5.

Information Display Technology, Inc.
December 31, 1994, 1993 and 1992
Notes to Financial Statements
(In Thousands of Dollars, Except Per Share Data)
- -------------------------------------------------------------------------------

4. Contracts-in-Progress

   The status of contract costs on uncompleted construction contracts was as follows:


                          Costs and estimated     Billings in excess
                           earnings in excess        of costs and
                               of billings        estimated earnings      Total
   December 31, 1994:
     Costs and estimated
       earnings of $1,724      $   21,602              $   9,680        $ 31,282
     Billings                      20,913                 10,351          31,264
                               ----------              ---------        --------
                               $      689              $    (671)       $     18
                               ----------              ---------        --------
   December 31, 1993:
     Costs and estimated
       earnings of $1,649      $   19,761              $   6,080        $ 25,841
     Billings                      18,165                  6,549          24,714
                               ----------              ---------        --------
                               $    1,596              $    (469)       $  1,127
                               ----------              ---------        --------


   Accounts receivable at December 31, 1994 and 1993, included amounts billed but not yet paid by customers under retainage provisions of approximately $2,678 and $2,989, respectively. Such amounts are generally due within 1 year.

5. Financing Agreement and Guaranty

   IDT has a $5,000 line-of-credit agreement with Congress that expires June 30, 1995, but is automatically renewed unless either party gives 60 days' advance notice. If the Congress facility is not renewed or if alternate financing is not obtained, management believes that IDT will be able to generate sufficient cash flow from operations to meet its working capital needs. Under this agreement, IDT may request loan advances not to exceed the lesser of $5,000 or available collateral (85 percent of eligible accounts receivable less than 90 days, plus 30 percent of raw material and finished goods inventory). The loan is collateralized by accounts receivable, inventory and equipment. The interest rate on this loan is 2.5 percent over the prime rate (effective rate of 11 percent at December 31, 1994).

   IDT pays a commitment fee on the unused portion of the credit facility of 0.5 percent. Under the terms of the financing agreement, IDT is required to maintain certain financial ratios and other financial conditions. The agreement does not allow IDT to incur certain additional indebtedness; pay cash dividends; make certain investments, advances or loans; and it limits IDTs annual capital expenditures. As of December 31, 1994, IDT was in compliance with the covenants.

Information Display Technology, Inc.
December 31, 1994, 1993 and 1992
Notes to Financial Statements
(In Thousands of Dollars, Except Per Share Data)
- --------------------------------------------------------------------------------

    Adience also has a line-of-credit agreement with Congress that expires June 30, 1995. Adience may borrow the lesser of $15,000 or available collateral.

    IDT guarantees the amounts borrowed by Adience, and IDT's accounts receivable, inventory and equipment are pledged as collateral under Adience's financing agreement. As of December 31, 1994, Adience's outstanding loan balance was $12,468 including checks in transit and it had outstanding letters of credit of $200. Under the terms of the financing agreement, Adience is required to maintain certain financial ratios and other financial conditions. As of December 31, 1994, Adience was not in compliance with all financial requirements of this agreement but has obtained waivers through March 31, 1995. If the IDT guarantee is called by Congress, Alpine is obligated to provide IDT the necessary funds to satisfy the obligation.

6.  Commitments and Contingencies
    At December 31, 1994, IDT had $700 of outstanding irrevocable standby letters of credit, not reflected in the accompanying financial statements, as guarantees in force for various performance and bid bonds. These instruments are usually for a period of 1 year or the duration of the contract. Currently, the letters of credit reduce IDT's availability under the Congress credit facility.

    In February 1992, IDT was cited by the Ohio Environmental Protection Agency (the Ohio EPA) for violations of Ohio's hazardous waste regulations, including speculative accumulation of waste and illegal disposal of hazardous waste on the site of its Alliance, Ohio, facility. The Company accrued $1,106 at December 31, 1992, for the cleanup of this site.

    In December 1993, IDT and Adience signed a consent order with the Ohio EPA and Ohio Attorney General that required IDT and Adience to pay to the State of Ohio a civil penalty of $200, of which IDT paid $175 and Adience paid $25. In addition, the consent order required the payment of stipulated penalties of up to $1 per day for failure to satisfy certain requirements of the consent order, including milestones in the closure plan. The work to be conducted under the closure plan was substantially completed in February 1995, subject to the Company receiving all necessary approvals from the Ohio EPA. In addition, the Company is preparing a risk assessment study which demonstrates, in management's opinion, that no further cleanup actions will be required on the remaining property area not addressed under the closure plan. Based on administrative precedent, IDT believes that it is likely that the Ohio EPA will agree with the risk assessment study. If such an agreement is not reached, additional costs may have to be incurred to complete additional remediation efforts. Although there are no assurances that additional costs will not have to be incurred, the Company believes that such costs will not need to be incurred.

    At December 31, 1994, environmental accruals amounted to $750, which represents management's reasonable estimate of the amounts to be incurred in the resolution of this matter, including the costs of effecting the closure plan, bonding and insurance costs, penalties, and legal and consultants' fees. Since 1991, Adience and IDT have paid $693.

Information Display Technology, Inc.
December 31, 1994, 1993 and 1992
Notes to Financial Statements
(In Thousands of Dollars, Except Per Share Data)
- --------------------------------------------------------------------------------

   (excluding the $200 civil penalty) for the environmental cleanup related to the Alliance facility.

   Under the acquisition agreement pursuant to which IDT acquired the property from Adience in 1990, Adience represented and warranted that, except as otherwise disclosed to IDT, no hazardous material had been stored or disposed of on such property. No disclosure of storage or disposal of hazardous material on the site was made; accordingly, Adience is required to indemnify IDT for any losses in excess of $250. IDT has notified Adience that it is claiming the right to indemnification for all costs in excess of $250 incurred by IDT in this matter, and has received assurance from Alpine that Adience will honor such claim. Adience has reimbursed IDT $643 through December 31, 1994; if Adience is financially unable to honor its remaining obligation, such costs would be borne by IDT.

   In October 1994, three district sales managers of IDT filed a lawsuit in United States District Court for the Western District of Pennsylvania against IDT. The lawsuit alleges that IDT has taken unlawful and discriminatory employment actions in an effort to induce the three employees, because of their ages, to leave the employment of IDT and demands compensatory damages in excess of $25 (the statutory minimum) for each employee. The lawsuit also alleges breach by IDT of each of their employment contracts. In December 1994, IDT filed an answer denying all such allegations. Management of IDT believes that the claims filed against IDT have no merit and intends to vigorously defend the lawsuit. Accordingly, IDT has not accrued for this contingency in the accompanying financial statements.

7. Income Taxes
   Federal and state income taxes (benefits) applicable to IDT, computed on a separate-company basis, consisted of the following:




                                            Year ended December 31,
                   -------------------------------------------------------------------------
                              1994                    1993                     1992
                   -----------------------   ----------------------   ----------------------
                    Current Deferred Total   Current Deferred Total   Current Deferred Total
Federal              $  (6)   $ 757   $ 751   $ (6)   $ 230  $ 224      $ 42     $199  $ 241
State                   59       90     149     (1)      64     63        11       53     64
                     -----    -----   -----   ----    -----  -----      ----     ----  -----
                      $ 53    $ 847   $ 900   $ (7)   $ 294  $ 287      $ 53    $ 252  $ 305
                     -----    -----   -----   ----    -----  -----      ----     ----  -----



                                     F-11


Information Display Technology, Inc.
December 31, 1994,1993 and 1992
Notes to Financial Statements
(In Thousands of Dollars, Except Per Share Data)
- -------------------------------------------------------------------------------

   The effective income tax rate varied from the statutory federal income tax rate as follows:


                                            Year ended December 31,
                                           1994      1993       1992
    Statutory federal income tax
     (benefit) rate                       (34.0)%    34.0%      34.0%
    Increases:
     Increase in valuation allowance       68.0         -         -
     State income taxes, net of
       federal tax benefit                  4.2       5.8        5.7
     Other items                            0.1        .4        2.0
                                          -----      ----       ----
                                           38.3%     40.2%      41.7%
                                          -----      ----       ----


   Deferred tax assets comprised the following at December 31:


                                                  1994            1993

   Property, plant and equipment               $   205         $   156
   Inventory reserves                               50              50
   Accrued commissions and labor costs             353             434
   Bad debt reserve                                186             109
   Reserve for future losses                       100              -
   Reserve for merger fees                         201              -
   NOL carryforward                                662              -
   Other                                            24              98
   Valuation allowance                          (1,781)             -
                                               -------          ------
                                               $  -             $  847
                                               -------          ------


   SFAS No. 109 requires a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." It further states that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." As a result of the current tax sharing agreement between IDT and Adience and as a result of the proposed merger, it is not "more likely than not" that the reorganized entities will generate taxable income in the future sufficient to utilize any of IDT's net operating loss carryforwards and net deductible temporary differences. Accordingly, a full valuation allowance has been provided for all deferred tax assets as of December 31, 1994.

   As of December 31, 1994, IDT, on a separate-company basis, had net operating loss carryforwards for federal income tax purposes of approximately $1,648, which will expire

Information Display Technology, Inc.
December 31, 1994, 1993 and 1992
Notes to Financial Statements
(In Thousands of Dollars, Except Per Share Data)
- -------------------------------------------------------------------------------

   in 2008 and 2009. Under Internal Revenue Code Section 382 and other limitations, the use of the loss carryforwards will be limited as a result of the December 21, 1994, ownership change.

8. Employee Benefits

   Employee Stock Ownership Plan
   During 1989, Adience established an Employee Stock Ownership Plan (ESOP) for most salaried and certain hourly U.S. employees, including those employed by IDT, who meet minimum age and service requirements. Effective June 30, 1993, the remaining shares were allocated to the participants' accounts. The cost of the ESOP is borne by IDT through annual contributions to an Employee Stock Ownership Trust equal to 7 percent of each participant's base salary. Contributions to the ESOP charged to expense for IDT employees amounted to $115 and $238 for 1993 and 1992, respectively.

   401(k) Savings Plan
   During 1992, Adience initiated a 401(k) savings plan. This plan covers substantially all nonbargaining employees, including those employed by IDT, who meet minimum age and service requirements. The Company matches employee contributions of up to 8 percent of compensation at a rate of 25 percent. In addition, effective January 1, 1994, the Company declared a discretionary contribution equal to 3 percent of employees' salaries. Amounts charged against income totaled $194, $42 and $12 in 1994, 1993 and 1992, respectively.

   Defined Benefit Pension Plan
   IDT maintains a defined benefit pension plan covering substantially all hourly employees. The plan provides pension benefits based on the employee's years of service. IDT's funding policy is to make annual contributions to the extent deductible for federal income tax purposes.

Information Display Technology, Inc.
December 31, 1994, 1993 and 1992
Notes to Financial Statements
(In Thousands of Dollars, Except Per Share Data)
- -------------------------------------------------------------------------------

   The Company's pension plan benefit obligations and assets were valued as of December 31, 1994, 1993 and 1992. Net pension cost for each year includes the following components:


                                                       December 31,
                                              ----------------------------
                                              1994         1993        1992

   Service cost - Benefits earned during
    the period                              $    52      $    51     $    48
   Interest cost on projected
    benefit obligations                          30           27          29
   Return on plan assets                        (55)         (47)        (44)
   Amortization of net asset existing
    at date of adoption                          (8)          (8)         (8)
   Amortization of actuarial gain                (3)          (2)         (6)
                                            -------      -------     --------
              Net pension cost              $    16      $    21     $    19
                                            -------      -------     --------


   The following table sets forth the funding status of the plan and amounts recognized in the accompanying balance sheet at December 31, 1994 and 1993:


                                                           1994         1993

   Actuarial present value of benefit obligations:
      Vested benefits                                    $   (391)    $   (407)
      Nonvested benefits                                      (21)         (28)
                                                         --------     --------
    Accumulated benefit obligations                          (412)        (435)
    Effect of projected future salary increases                -            -
                                                         --------     --------
    Projected benefit obligations                            (412)        (435)
    Assets available for benefits -
      Funded assets at fair value                             690          680
                                                         --------     --------
      Funded status                                           278          245
    Unrecognized transition amount                           (157)        (165)
    Unrecognized net gain                                     (62)        (175)
                                                         --------     --------
    Prepaid (accrued) pension costs                      $     59     $    (95)
                                                         --------     --------


   The plan assets are invested in cash, treasury bonds and listed stocks and bonds.

Information Display Technology, Inc.
December 31, 1994, 1993 and 1992
Notes to Financial Statements
(In Thousands of Dollars, Except Per Share Data)
- --------------------------------------------------------------------------------

    Assumptions used to develop the net pension costs for 1994 and 1993 were as follows:



                                                       1994              1993
      Discount rate                                     7.5%              7.5%
      Expected long-term rate of return on assets       7.5%              7.5%
      Rate of increase in compensation levels             0%                0%


    Certain union employees of IDT are covered by multiemployer defined benefit retirement plans. Expenses relating to these plans amounted to approximately $139, $367 and $255 for 1994, 1993 and 1992, respectively.

    Stock Option Plan
    On November 12, 1990, the Board of Directors of IDT approved an incentive stock option plan, pursuant to which a maximum aggregate of 300,000 shares have been reserved for grants to key personnel. Generally, options become exercisable 6 months following the date of grant and expire 10 years from the date of grant. The plan provides for the option price to be paid in cash, in shares of IDTs common stock owned by the option holder, or in a combination of such shares and cash. As of December 31, 1994 and 1993, 177,500 options were outstanding. No options were granted or exercised for the years ended December 31, 1994 and 1993. Each option granted entitles the holder to acquire one share of IDT common stock for each option at an exercise price of $2.50, which was above market value at the date of the grant. At December 21, 1994, the stock option plan was terminated without any effect on any outstanding options under such plan and a new stock option plan was adopted, subject to final shareholder approval. Under the new stock option plan, 6,000,000 shares are reserved for grants to key personnel. As of December 31, 1994, no options were outstanding.

9.  Operating Leases
    IDT leases certain buildings, machinery and equipment under both short- and long-term lease arrangements. As of December 31, 1994, future minimum lease commitments under noncancelable operating leases were $283 for 1995, $171 for 1996, and $101 for 1997.


    Aggregate rental expense was approximately $388 in 1994, $420 in 1993 and $373 in 1992.

10. Sale of Division
    In December 1993, the Company sold its Kensington division. The sale resulted in cash proceeds of $266 and a pretax loss of approximately $94, which has been reflected in interest and other income.

Information Display Technology, Inc.
December 31, 1994, 1993 and 1992
Notes to Financial Statements
(In Thousands of Dollars, Except Per Share Data)
- --------------------------------------------------------------------------------

1 1. Quarterly Data and Fourth Quarter Adjustments (Unaudited)


  Quarter ended 1994     March 31     June 30     September 30     December 31

  Net revenues            $6,084       $9,123        $10,682          $6,476
  Cost of revenues        $5,058       $7,165         $8,502          $5,552
  Operating profit (loss)  $(608)        $143           $586         $(2,674)
  Net income (loss)        $(320)        $113           $361         $(3,403)
  Earnings (loss) per
   common share           $(0.02)       $0.01          $0.03          $(0.26)
  Weighted average common
   shares outstanding     13,317       13,317         13,317          13,317

  Quarter ended 1993     March 31     June 30     September 30     December 31

  Net revenues           $10,682      $13,058        $15,021          $9,286
  Cost of revenues        $8,513      $11,033        $12,110          $7,699
  Operating profit (loss)    $14          $66           $907           $(203)
  Net income (loss)          $10          $(7)          $530           $(106)
  Earnings (loss) per
   common share            $ -          $ -            $0.04          $(0.01)
  Weighted average common
   shares outstanding     13,317       13,317         13,317          13,317



                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                     INFORMATION DISPLAY TECHNOLOGY, INC.
                            (Dollars in thousands)



                                                                Charged to
                                    Balance at    Charged to      Other                     Balance at
                                   Beginning of    Costs and    Accounts-    Deductions-      End of
 Description                          Period        Expenses     Describe     Describe        Period
- -------------------------------------------------------------------------------------------------------

Year ended December 31, 1994:
  Deducted from asset accounts:
     Allowance for doubtful accounts   $272           $722                       $532(1)       $462
     Inventory obsolescence reserve     125                                                     125
- -------------------------------------------------------------------------------------------------------
 Totals                                $397           $722                       $532          $587
=======================================================================================================

 Environmental Liability               $783            $41        $300 (3)       $374 (2)      $750
=======================================================================================================

 Year ended December 31, 1993:
   Deducted from asset accounts:
     Allowance for doubtful accounts   $295            $20                        $43 (1)      $272
     Inventory obsolescence reserve     125                                                     125
- -------------------------------------------------------------------------------------------------------
 Totals                                $420            $20                        $43          $397
=======================================================================================================
 Environmental Liability             $1,106             $0                       $323 (2)      $783
=======================================================================================================

 Year ended December 31, 1992:
   Deducted from asset accounts:
     Allowance for doubtful accounts   $200           $150                        $55 (1)      $295
     Inventory obsolescence reserve     125                                                     125
 ------------------------------------------------------------------------------------------------------
 Totals                                $325           $150                        $55          $420
=======================================================================================================
 Environmental Liability               $260                       $1,042 (3)     $196 (2)    $1,106
=======================================================================================================

(1) Uncollectible accounts written off, net of recoveries.

(2) Payments made related to the Ohio EPA Consent Order (See Note 6).

(3) Excess of initial $250 is funded by IDT's majority shareholder, Adience, Inc., and charged to the intercompany "Receivable from Parent" account.

                                  SIGNATURES

  Pursuant to the requirements of Section 13 or l5(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INFORMATION DISPLAY TECHNOLOGY, INC.

Date: March 29, 1995                By: /s/Alan J. Nickerson
                                        -------------------------------
                                           Alan J. Nickerson
                                           Chief Financial Officer and Secretary

  Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


      Signature                          Capacity                      Date
      ---------                          --------                      ----
/s/     Steven S. Elbaum          Chairman of the Board and         March 29, 1995
- -----------------------------     Director
        Steven S. Elbaum

/s/     N. Roy Anderson           President, Chief Operating        March 29, 1995
- -----------------------------     Officer and Director (principal
        N. Roy Anderson           executive officer)

/s/     Alan J. Nickerson         Chief Financial Officer,          March 29, 1995
- -----------------------------     Secretary and Director
        Alan J. Nickerson         (principal financial and
                                  accounting officer)

/s/     Bragi F. Schut            Director                          March 29, 1995
- ------------------------------
        Bragi F. Schut

/s/     James R. Kanely           Director                          March 29, 1995
- ------------------------------
        James R. Kanely

/s/     Herbert T. Kerr           Director                          March 29, 1995
- -------------------------------
        Herbert T. Kerr

/s/     Thomas M. Kerr            Director                          March 29, 1995
- -------------------------------
        Thomas M. Kerr
